UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 28, 2021

ACON S2 ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39525	98-1550150
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1133 Connecticut Ave NW, Ste 700 Washington, DC	20036
(Address of principal executive offices)	(Zip Code)

(202) 454-1100

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	STWOU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	STWO	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	STWOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On September 28, 2021, ACON S2 Acquisition Corp. (“STWO” or the “Company”) issued a press release announcing that it intends to voluntarily delist all of STWO’s securities from The Nasdaq Capital Market (“Nasdaq”) upon the consummation of its pending business combination (the “Business Combination”) with ESS Tech, Inc., a Delaware corporation (“ESS”), including each of STWO’s units, public shares and public warrants currently listed on Nasdaq under the symbols “STWOU,” “STWO” and “STWOW,” respectively. As previously disclosed, on May 6, 2021, STWO entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among STWO, SCharge Merger Sub, Inc., a Delaware corporation and wholly-owned direct subsidiary of STWO (“Merger Sub”), and ESS.

The Merger Agreement provides for, among other things, the following transactions at the closing: (i) STWO will become a Delaware corporation (the “Domestication”), (ii) following the Domestication, Merger Sub will merge with and into ESS, with ESS as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of STWO (the “Merger”) and, in connection with the Merger, (iii) STWO’s name will be changed to ESS Tech, Inc.

On September 28, 2021, the Company notified Nasdaq that, subject to final shareholder approval at STWO’s extraordinary general meeting on October 5, 2021, fulfillment of all the New York Stock Exchange (the “NYSE”) listing requirements and satisfaction of other customary closing conditions of the Business Combination, it intends to voluntarily delist all of its securities from Nasdaq and list its post-business combination securities on the NYSE following the consummation of the Business Combination, which is currently expected to occur on October 8, 2021. STWO expects the last day of trading on Nasdaq to be on or about October 8, 2021 (the “Closing Date”), on which date the Company intends to file a Form 25 with respect to the delisting of its securities from Nasdaq with the Securities and Exchange Commission.

Trading of STWO common shares and warrants on Nasdaq is currently expected to begin on or about October 11, 2021 under the ticker symbols “GWH” and “GWH.W,” respectively. Until the Business Combination has been consummated and the transfer to the NYSE is complete, STWO’s units, public shares and public warrants will continue to trade on Nasdaq. STWO will not have any units traded following the Closing Date.

A copy of the press release is furnished hereto as Exhibit 99.1.

Important Information About the Proposed Business Combination and Where to Find It

STWO has filed, and the SEC has declared effective, a registration statement on Form S-4 containing a definitive proxy statement/prospectus of STWO relating to the proposed Business Combination. STWO has mailed the definitive proxy statement/prospectus and other relevant documents to its shareholders. Investors, STWO’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with STWO’s solicitation of proxies for the General Meeting to be held to approve the Business Combination as these materials will contain important information about ESS and STWO and the proposed Business Combination. The definitive proxy statement/prospectus has been mailed to the shareholders of STWO as of the record date of August 16, 2021; shareholders that hold their shares in registered form are entitled to vote their shares held on the date of the meeting. Shareholders are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at http://www.sec.gov, or by directing a request to: 1133 Connecticut Avenue NW, Ste. 700 Washington, DC 20036.

Participants in the Solicitation

STWO and ESS and their respective directors and officers may be deemed to be participants in the solicitation of proxies from STWO’s stockholders in connection with the proposed transaction. Information about STWO’s directors and executive officers and their ownership of STWO’s securities is set forth in STWO’s filings with the SEC. To the extent that holdings of STWO’s securities have changed since the amounts printed in STWO’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of STWO, ESS or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements, including statements regarding STWO’s, ESS’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on STWO’s and ESS’ current expectations and beliefs concerning future developments and their potential effects on STWO, ESS or any successor entity of the proposed transactions. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of STWO’s securities, (ii) the failure to satisfy the conditions to the consummation of the proposed transactions, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination, (iv) the effect of the announcement or pendency of the proposed transactions on ESS’ business relationships, operating results and business generally, (v) risks that the proposed transactions disrupt current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS’ business and changes in the combined capital structure and (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities. There can be no assurance that the future developments affecting STWO, ESS or any successor entity of the proposed transactions will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond STWO’s or ESS’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of STWO’s registration statement on Form S-1 (File No. 333-248515), the registration statement on Form S-4 (File No. 333-257232) filed in connection with the business combination, and other documents filed by STWO from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as required by law, STWO and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Neither STWO nor ESS gives any assurance that either STWO or ESS, or the combined company, will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated September 28, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 28, 2021

ACON S2 ACQUISITION CORP.

By:	/s/ Adam Kriger
Name:	Adam Kriger
Title:	Chief Executive Officer

Exhibit 99.1

ACON S2 Acquisition Corp. to Transfer Common Stock and Warrants to NYSE

September 28, 2021 — ACON S2 Acquisition Corp. (NASDAQ: STWO) (“STWO” or the “Company”) announced today that, upon consummation of its pending business combination with ESS Tech, Inc. (“ESS” or “ESS Inc.”) (the “Business Combination”), it intends to list its common shares and warrants on the New York Stock Exchange (the “NYSE”) under the ticker symbols “GWH” and “GWH.W,” respectively. The decision to list on the NYSE was made in consideration of the Business Combination and enables the post-business combination company, ESS Tech, Inc., to be listed alongside comparable companies that are also listed on the NYSE. Trading is currently expected to begin on the NYSE on or about October 11, 2021 following the consummation of the Business Combination, which is currently expected to occur on October 8, 2021, subject to final shareholder approval at STWO’s extraordinary general meeting on October 5, 2021, and satisfaction of other customary closing conditions. Until the Business Combination is complete, STWO’s Class A ordinary shares, warrants and units will continue to trade under the ticker symbols “STWO,” “STWOW” and “STWOU,” respectively, on The Nasdaq Capital Market (“Nasdaq”). The NYSE listing and Nasdaq delisting are subject to the closing of the Business Combination and fulfillment of all NYSE listing requirements. STWO expects the last day of trading on Nasdaq to be on or about October 8, 2021.

As previously announced, the Company will hold the extraordinary general meeting at 10:30 a.m., Central Time, on October 5, 2021, at the offices of Kirkland & Ellis LLP located at 609 Main Street, Houston, TX 77002, and via live webcast at https://www.cstproxy.com/acon/sm2021. The Proxy Statement/Prospectus with respect to the Business Combination, together with a proxy card for voting, has been mailed to the Company’s shareholders. Shareholders are encouraged to attend the extraordinary general meeting and to vote as soon as possible by signing, dating and returning the proxy card enclosed with the Proxy Statement/Prospectus. If you have any questions, please contact Okapi Partners, our proxy solicitor, by calling (877) 285-5990, or banks and brokers can call collect at (212) 297-0720, or by emailing info@okapipartners.com.

About ACON S2 Acquisition Corp.

STWO is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. STWO has a focus on businesses that employ a strategic approach to sustainability; that is, a business whose pursuit of sustainability—environmental, social and/or economic—is core to driving its performance and success. STWO’s sponsor is an affiliate of ACON Investments, L.L.C.

About ACON Investments, L.L.C.

ACON Investments, L.L.C., headquartered in Washington, DC, is an international private equity firm investing in North America, Latin America and Europe. Founded in 1996, ACON Investments, L.L.C. has managed approximately $6 billion of capital to date and has professionals in Washington, DC, Los Angeles, Mexico City, São Paulo, Bogotá and Madrid. For more information, visit www.aconinvestments.com.

About ESS Inc.

ESS Inc. designs, builds and deploys environmentally sustainable, low-cost, iron flow batteries for long-duration commercial and utility-scale energy storage applications requiring from 4 to 12 hours of flexible energy capacity. The Energy Warehouse™ and Energy Center™ use earth-abundant iron, salt, and water for the electrolyte, resulting in an environmentally benign, long-life energy storage solution for the world’s renewable energy infrastructure. Established in 2011, ESS Inc. enables project developers, utilities, and commercial and industrial facility owners to make the transition to more flexible non-lithium-ion storage that is better suited for the grid and the environment. For more information visit www.essinc.com.

Forward-Looking Statements

This press release may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this press release are forward-looking statements. When used in this press release, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or our management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and prospectus relating to the Company’s initial public offering filed with the SEC. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Important Information About the Proposed Business Combination and Where to Find It

STWO has filed, and the SEC has declared effective, a registration statement on Form S-4 containing a definitive proxy statement/prospectus of STWO relating to the proposed Business Combination. STWO has mailed the definitive proxy statement/prospectus and other relevant documents to its shareholders. Investors, STWO’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with STWO’s solicitation of proxies for the General Meeting to be held to approve the Business Combination as these materials will contain important information about ESS and STWO and the proposed Business Combination. The definitive proxy statement/prospectus has been mailed to the shareholders of STWO as of the record date of August 16, 2021; shareholders that hold their shares in registered form are entitled to vote their shares held on the date of the meeting. Shareholders are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at http://www.sec.gov, or by directing a request to: 1133 Connecticut Avenue NW, Ste. 700 Washington, DC 20036.

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Participants in the Solicitation

STWO and its directors and executive officers may be deemed participants in the solicitation of proxies from STWO’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in STWO are included in the definitive proxy statement/prospectus for the proposed Business Combination and are available at www.sec.gov.

ESS and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of STWO in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination are included in the definitive proxy statement/prospectus for the proposed Business Combination.

Contacts

For ESS Inc.:

Investors:

Erik Bylin

investors@essinc.com

Media:

Gene Hunt

Trevi Communications, Inc.

978.750.0333 x.101

gene@trevicomm.com

For ACON S2 Acquisition Corp.:

Emily Claffey/Julie Rudnick/Kevin Siegel

Sard Verbinnen & Co

STWO-SVC@sardverb.com

Okapi Partners:

Bruce Goldfarb / Chuck Garske / Christian Jacques

(212) 297-0720

Info@okapipartners.com

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